Exhibit 99.1

BIT Mining Completes Second Phase of Acquisition in Ethiopia

AKRON, Ohio, July 14, 2025 – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency asset company, today announced the completion of the second phase of its previously-announced acquisition of crypto mining data centers and Bitcoin mining machines in Ethiopia.

On December 3, 2024, the Company entered into a definitive agreement to acquire cryptocurrency mining data centers in Ethiopia. Following the successful completion of the first phase of the acquisition on December 9, 2024, the Company issued an additional 45,278,600 Class A ordinary shares today in exchange for the remaining data centers, along with corresponding deployment of Bitcoin mining machines. Upon completion of the second phase of the acquisition, the total power capacity of the data centers amounted to 51 megawatts.

“While we continue to make progress in our crypto mining operations, we have strategically shifted our focus to actively explore opportunities within the Solana ecosystem,” remarked Mr. Xianfeng Yang, CEO of BIT Mining, “This move reflects our commitment to capturing broader market potential and aligning with emerging trends that can drive long-term value and growth for the Company.”

About BIT Mining Limited

BIT Mining Limited (NYSE: BTCM) is a technology-driven cryptocurrency asset company that is strategically transitioning its core business toward Solana (“SOL”) treasury operations. Leveraging its deep expertise in blockchain infrastructure, the Company is building an integrated ecosystem centered on SOL staking and ecosystem development. BIT Mining’s legacy capabilities, including 7nm ASIC design, data center operations, and mining machine manufacturing, are being repurposed to optimize treasury efficiency and support its strategic shift toward sustainable value creation.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. In addition, statements that are not historical facts, including statements about the Company’s plan to expand into the Solana ecosystem and the intended benefits of such expansion, are or contain forward-looking statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

Media Contact

Bitmining@mgroupsc.com

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com